UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03019686

NO ACT
P.E 3.15.03
0-6217

PROCESSED
APR 07 2003
THOMSON
FINANCIAL

March 28, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/28/2003

Robert D. Morse
212 Highland Avenue
Moorsetown, NJ 08057-2717

Re: Intel Corporation
Reconsideration request dated March 15, 2003

Dear Mr. Morse:

This is in response to your letter dated March 15, 2003 concerning a shareholder proposal submitted to Intel by Robert D. Morse. On March 10, 2003, we issued our response expressing our informal view that Intel could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

RECEIVED

2003 MAR 26 PM 4:36

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

MAR 25 2003

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
March 15, 2003

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W
Washington, DC 20549

Re: Office of Chief Counsel
Letter of Mar. 10, 2003
To Gibson, et al,. and copy to Myself

Ladies and Gentlemen:

Enclosed copy of letter to myself only from Gibson, etc. dated March 3, 2003 {Exhibit 1} indicates that the Intel Corporation had conceded my contention was adequate in full-filling "Proof of ownership" of 200 shares for the required one year, there being no decision rendered until your letter of March 10, 2003. Also, a discerning person can calculate the 200 share quantity [200] [be-smeared in haste] by simple division of the value quoted. [Exhibit 2]

Now, I must again ask for a re-thinking of this matter in today's "marketplace" of discontinuance of printed certificates. The TD Waterhouse letter did not use the words "held for one year", but the purchase dates listed [2] were correct, and what could I have done with the stocks originally bought and own ? Sell, and repurchase so-called "others" to take the place of the ones listed as still in their possession, but on my account ? This appears to be a piddling matter of interpretation to suit their own desire to delete my Proposal. Now they have conceded, but did not inform the SEC. ["EXHIBIT 1 - A & B"].

I wish to again state that TD Waterhouse supplied the letter at my request, but I did not explicitly form the wordage, and the letter should have been accepted from a noteworthy Broker. Some years ago, on request for "proof", I just copied my Certificate[s], an easy chore. Now a demand is made on a third party to fulfill a mere "disruptive request for proof".

I request a reversal and allowance to print my Proposal, please.

I received: 72 pages of documentation ! A needless total of 18 pages of repetitive "Argument for deletion", 15 pages of "Restated Certificate of Incorporation", 21 pages of "Company By-Laws", plus other inclusions. This is overburdening the SEC with presentation material.

ASIDE: I recommend that the SEC issue a limit of 10 or 12 pages total presentation to fulfill the "National Paperwork Reduction Act of 1975"

Copies: 6 to SEC., 1 to Gibson, et al, and 1 to Rachel E. Kosmal at Intel Corporation
Exhibit copies to all.

Sincerely, Robert D. Morse

Robert D. Morse

EXHIBIT 1

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

March 3, 2003

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA UPS NEXT DAY AIR

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Re: *Shareholder Proposal Submitted to Intel Corporation*

Dear Mr. Morse:

In regard to the shareholder proposal that you submitted to Intel Corporation ("Intel), attached please find Intel's proposed statement in opposition. This copy is being furnished to you pursuant to Rule 14a-8(m) under the Securities and Exchange Act of 1934. Please contact me directly if you wish to discuss any of the proposed language.

Sincerely,

Ronald O. Mueller

ROM/gh
Enclosure

70239909_1.DOC

EXHIBIT 1-A

Proposal Number __

Robert D. Morse, of 212 Highland Avenue, Moorestown, New Jersey 08057-2717, has stated that he owns ~~100~~ 200 shares of Intel stock, and has indicated that he intends to present the following proposal at the annual stockholders' meeting. Intel is not responsible for the contents of the proposal. If properly presented at the annual stockholders' meeting, Intel recommends a vote "Against" the following proposal:

[Insert shareholder proposal]

* * *

Company Statement and Recommendation on Proposal Number __

Your Board recommends a vote AGAINST this proposal.

The proposal requests that Intel make two specific changes to the format of its proxy materials. We believe that the first suggested change is inappropriate because it could confuse stockholders and would be of no legal or practical effect, and we believe that the second suggested change is not applicable to our proxy materials.

Intel's proxy card, consistent with the ballots typically used for elections of public officials in the United States and with the proxy cards of most public companies incorporated in the United States, provides stockholders an opportunity to vote "For" a candidate. The proposal, however, requests that we alter specific language on our proxy card in a manner suggesting that our stockholders may vote "Against" nominees for election to Intel's Board of Directors. We believe that the proposed change would confuse or mislead our stockholders by suggesting that an "Against" vote has some effect in the election of directors. Under the corporate law of Delaware, where Intel is incorporated, just the opposite is true: an "Against" vote is not given any effect in the election of directors. Instead, as stated elsewhere in this proxy statement, the director nominees receiving the most "For" votes are elected to Intel's Board, up to the maximum number of director positions available. Thus, our proxy card is currently formatted in a manner that implements applicable Delaware corporate law and satisfies the federal securities laws. We oppose the stockholder proposal because the change suggested in the proposal would not satisfy those standards, but instead could confuse or mislead our stockholders into believing that the election of directors at Intel somehow occurs under a standard that is different from the typical election of corporate board members.

The second part of the stockholder's proposal requests the removal, if applicable, of a specific statement from Intel's proxy materials. The proposal reads, "Remove the statement (if applicable) ... that all signed proxies but not voted as to choice will be voted at the discretion of Management." Neither our proxy statement nor our proxy card contains the statement referred to, and accordingly we do not believe that this portion of the proposal applies to Intel. Our proxy materials do address other aspects of voting procedures that are provided for under SEC rules and that the Board believes are important to the conduct of the annual meeting. For example, our proxy materials state that signed proxies that are not marked with specific votes will be voted as the Board has recommended. Stockholders who sign and return their proxy cards will not be

EXHIBIT 1
B

subject to discretionary voting of their shares on the proposals set forth in this proxy statement. Instead, their shares will be voted only as they direct or, if they do not specifically provide voting instructions, Intel will vote their shares in the manner specifically described in this proxy statement and on the proxy card. Our proxy materials allow for discretionary voting only in the limited circumstances permitted under SEC rules: on matters incident to the conduct of the annual meeting (such as votes to adjourn) and on any matter not described in this proxy statement that is presented for a vote at the annual meeting. As stated elsewhere in this proxy statement, we are not aware of any such matters that will be presented at the annual meeting.

Because we believe that the first part of the proposal would create the misleading impression that votes "against" director nominees are given some effect and that the second part of the proposal is not applicable to Intel, the Board of Directors recommends a vote AGAINST Proposal __.

ADMITTED AS: PROOF! EXHIBIT 2

EXHIBIT C

PROPONENT'S COPY OF LETTER FROM TD WATERHOUSE INDICATING STOCK OWNERSHIP AS OF SEPTEMBER 10, 2002

EXHIBIT 2-A

TD WATERHOUSE

210 Lake Drive East, Suite 106
Cherry Hill, NJ 08002
Telephone No. (800) 934-4448

September 10, 2002

RE: Acct # :, Robert D. Morse

To Whom it May Concern:

This letter is to inform you that Robert D. Morse holds 200 shares of Intel Corp (INTC) as of today in his TD Waterhouse account.

Thank you,

Purchases

10/2/00 100 Shares Intel Corp. @ $42.00 sh.
3/2/01 100 Shares Intel Corp. @ $291/6 sh.

Chris Mukoda
Branch Manger – Vice President
TD Waterhouse
Cherry Hill, NJ Branch
800-934-4448 ext. 60544

EXHIBIT 2 B

TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING	PAGE
	04/30/2002	05/31/2002	1 OF 4

S1 067 NNYN 2 1837 00460 001/004
ROBERT D MORSE
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

BRANCH INFORMATION

210 LAKE DRIVE EAST STE 106
WOODLAND FALLS
CHERRY HILL, NJ 08002

CUSTOMER SERVICE: (800) 934-4448

PORTFOLIO SUMMARY

ASSET ALLOCATION
MAY 31, 2002



CASH/EQUIV
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC				
MONEY MARKET FUND	$11,483.14	13.9	$ 49,713.11	59.6
STOCKS	70,859.30	86.1	33,742.83	40.4
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$82,342.44	100.0	$83,455.94	100.0

PORTFOLIO POSITIONS

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUA INCOME
		CASH & CASH EQUIVALENTS						
CASH	11,483.14	CMF MONEY MARKET PORTFOLIO	CMFMZ	1.000	11,483.14	13.9	1.40	161
		STOCKS						
CASH	[redacted]							
CASH								
CASH								
CASH								
CASH								
CASH	200 [redacted]	INTEL CORP	INTC	27.620	5,524.00	6.7	0.08	1
CASH	[redacted]							
CASH								
CASH								
CASH								
CASH								8